Exhibit 12

                 TRIMAS CORPORATION AND SUBSIDIARIES
          COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                    (Dollar Amounts in Thousands)



                                          Three Months Ended
                                              March 31,
                                           1995         1994
Earnings:

      Income before income taxes          $22,210     $18,190
      Fixed charges                         3,990       3,090

      Earnings before fixed charges       $26,200     $21,280



Fixed Charges:

      Interest                            $3,790      $2,900
      Portion of rental expense              220         220

      Fixed charges                       $4,010      $3,120



Ratios of earnings to fixed charges          6.5         6.8